Free Writing Prospectus pursuant to Rule 433 dated January 23, 2024

Registration Statement No. 333-269296

Autocallable Contingent Coupon Index-Linked Notes due

OVERVIEW

If the closing level of any of the S&P 500® Index, the Russell 2000® Index or the Nasdaq-100 Index® on any coupon observation date is less than 75% of its initial underlier level, you will not receive a coupon on the applicable coupon payment date. The amount that you will be paid on your notes is based on the performances of the underliers. The notes will mature on the stated maturity date, unless automatically called on any coupon observation date commencing in July 2024 to and including October 2025. Your notes will be automatically called if the closing level of each underlier on any such coupon observation date is greater than or equal to its initial underlier level (set on the trade date and will be an intra-day level or the closing level of such underlier on the trade date). If your notes are automatically called, you will receive a payment on the next coupon payment date equal to the face amount of your notes plus a coupon (as described below).

Observation dates are expected to be each date specified as such in the table below, commencing in April 2024 and ending in January 2026. If on any observation date the closing level of each underlier is greater than or equal to 75% of its initial underlier level, you will receive on the applicable coupon payment date a coupon for each $1,000 face amount of your notes equal to notes equal to at least $22.75 (at least 2.275% quarterly, or the potential for up to at least 9.1% per annum) (set on the trade date).

The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is based on the performance of the underlier with the lowest underlier return. The underlier return for each underlier is the percentage increase or decrease in the closing level of such underlier on the determination date (the final coupon observation date) from its initial underlier level.

You should read the accompanying preliminary pricing supplement dated January 23, 2024, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

Key Terms
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underliers:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”), the Russell 2000® Index (current Bloomberg symbol: “RTY Index”) and the Nasdaq-100 Index® (current Bloomberg symbol: “NDX Index”)
Trade date:	expected to be January 31, 2024
Settlement date:	expected to be February 6, 2024
Determination date:	the last coupon observation date, expected to be January 30, 2026
Stated maturity date:	expected to be February 4, 2026
Initial underlier level:	with respect to an underlier, an intra-day level or the closing level of such underlier on the trade date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Coupon trigger level:	for each underlier, 75% of its initial underlier level
Coupon observation dates:	expected to be each date specified as such in the table under “Coupon payment dates” below
Coupon payment dates:
Coupon (for each $1,000 face amount of your notes):
•
if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level, at least $22.75 (at least 2.275% quarterly, or the potential for up to at least 9.1% per annum); or
•
if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, $0

Call observation dates:	expected to be the coupon observation dates specified as such under “Coupon payment dates” above commencing in July 2024 and ending in October 2025
Call payment dates:	expected to be the coupon payment date immediately following such call observation date

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level
Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Underlier return:

with respect to an underlier on the determination date, the quotientof (i) its final underlier level minusits initial underlier level divided by (ii) its initial underlier level, expressed as a positive or negative percentage

Lesser performing underlier:	the underlier with the lowest underlier return
Lesser performing underlier return:	the underlier return of the lesser performing underlier
Trigger buffer level:	for each underlier, 75% of its initial underlier level
Payment amount at maturity (for each $1,000 face amount of your notes)
•
if the final underlier level of each underlier is greater than or equal toits trigger buffer level, $1,000; or
•
if the final underlier level of any underlier is less than its trigger buffer level, the sum of (i) $1,000 plus(ii) the product of (a) the lesser performing underlier return times (b) $1,000

Estimated value range:	$925 and $955 (which is less than the original issue price; see accompanying preliminary pricing supplement)
CUSIP/ISIN:	40057XZP3 / US40057XZP31

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show hypothetical performances of each underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	90%	55%	120%	$0
Second	75%	85%	90%	$22.75
Third	80%	120%	55%	$0
Fourth	110%	90%	80%	$22.75
Fifth	50%	80%	75%	$0
Sixth	70%	50%	130%	$0
Seventh	85%	40%	60%	$0
Eighth	20%	100%	55%	$0
			Total Hypothetical Coupons	$45.5

In Scenario 1, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing level of each underlier on the second and fourth hypothetical coupon observation dates is greater than or equal to its coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $45.5. Because the hypothetical closing level of at least one underlier on all other hypothetical coupon observation dates is less than its coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	110%	30%	70%	$0
Second	80%	120%	50%	$0
Third	70%	25%	75%	$0
Fourth	85%	50%	110%	$0
Fifth	50%	40%	80%	$0
Sixth	85%	55%	90%	$0
Seventh	90%	30%	40%	$0
Eighth	55%	80%	100%	$0
			Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	40%	50%	50%	$0
Second	110%	120%	125%	$22.75
			Total Hypothetical Coupons	$22.75

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first hypothetical coupon observation date, but increases to a level that is greater than its initial underlier level on the second hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its initial underlier level on the second hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $22.75, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Redeemed
Hypothetical Final Underlier Level of the Lesser Performing Underlier (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%
80.000%	100.000%*
75.000%	100.000%*
74.999%	74.999%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 38 , general terms supplement no. 8,999 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 38, general terms supplement no. 8,999 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 38, general terms supplement no. 8,999 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary pricing supplement dated January 23, 2024
•
General terms supplement no. 8,999 dated February 13, 2023
•
Underlier supplement no. 38 dated December 21, 2023
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 8,999, accompanying underlier supplement no. 38, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 38, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

•
The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
•
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
•
You May Lose Your Entire Investment in the Notes
•
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier
•
You May Not Receive a Coupon on Any Coupon Payment Date
•
Your Notes Are Subject to Automatic Redemption
•
The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
•
The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
•
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
•
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

•
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
•
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Additional Risks Related to the Nasdaq-100 Index®

•
As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Notes
•
An Investment in the Offered Notes is Subject to Risks Associated with Foreign Securities
•
Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Notes

Risks Related to Tax

•
The Tax Consequences of an Investment in Your Notes Are Uncertain
•
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 8,999:

Risks Related to Structure, Valuation and Secondary Market Sales

•
If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
•
The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
•
Past Performance is No Guide to Future Performance
•
Your Notes May Not Have an Active Trading Market
•
The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of

•
Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
•
The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

•
Other Investors in the Notes May Not Have the Same Interests as You
•
Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.

•
Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
•
Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
•
You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes
•
Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad

•
Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction
•
The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

•
Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 38:

•
If Your Securities Are Linked to an Equity Index, the Policies of the Applicable Underlier Sponsor and Changes that Affect Such Underlier, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

•
The Return on Indexed Notes May Be Below the Return on Similar Securities
•
The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
•
An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

•
An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
•
We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
•
Information About an Index or Indices May Not Be Indicative of Future Performance
•
We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

•
The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
• The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities.

For details about the license agreement between the applicable underlier sponsor and the issuer, see “The Underliers — S&P 500® Index”, “The Underliers ─ Russell 2000® Index” and “The Underliers -- Nasdaq-100 Index®” on pages S-116, S-79 and S-61 of the accompanying underlier supplement no. 38, respectively.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underliers, the terms of the notes and certain risks.